ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          LAW AND REGULATION DEPARTMENT
                          3100 Sanders Road, Suite J5B
                         Northbrook, Illinois 60062-7154
                       Writer's Direct Dial: 847.402.6461
                         Facsimile Number: 847.402.3781


BRUCE A. TEICHNER
Associate Counsel

                                                            April 14, 2005


BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:         Allstate Life Insurance Company of New York
            Allstate Life of New York Separate Account A ("Registrant") Post-Effective Amendment No. 16 to Form N-4 Registration Statement under the Securities Act of 1933 and Amendment No. 86 under the Investment Company Act of 1940
            (File Nos. 333-74411 and 811-07467; CIK No. 0000948255

Commissioners:

On behalf of the above-named Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended, I hereby request withdrawal of the above-captioned post-effective amendment to Form N-4 registration statement ("Amendment") as filed with the Securities and Exchange Commission ("Commission") on February 15, 2005. Please be advised that no securities were sold in connection with the offering. We are requesting withdrawal of the Amendment because Registrant's depositor, Allstate Life Insurance Company of New York, has decided that it will not offer the Allstate Advisor variable annuity contracts in the Chase distribution channel.

For the foregoing reason, I submit that withdrawal of the Amendment would be consistent with the public interest and the protection of investors, and respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter.

Please direct any question or comment to me at the number above.


                                      Sincerely,

                                      /s/ BRUCE A. TEICHNER
                                      -------------------------
                                      Bruce A. Teichner
                                      Associate Counsel


cc:      Robert Lamont, Esq.
           Securities and Exchange Commission (via email)